April 3, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on January 5, 2012 regarding Post-Effective Amendment No. 120 to the Registration Statement on Form N-1A for the American Beacon Stephens Small Cap Growth Fund and American Beacon Stephens Mid-Cap Growth Fund, each a new series of the American Beacon Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on November 17, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Both Funds

1.	Please confirm that there will not be a contingent deferred sales charge assessed on A Class shares for any purpose.

The Registrant confirms that a contingent deferred sales charge is not currently assessed on A Class shares for any purpose.

2.
In the fee table under “Fees and Expenses of the Fund”, footnote 2 provides that Other Expenses are based on estimated expenses.  Please confirm that Other Expenses will be based on estimated expenses for the current fiscal year only.

Securities and Exchange Commission
April 3, 2012

The Registrant confirms that Other Expenses will be based on estimated expenses only for the current fiscal year.

3.	Under “Principal Risks” in the Fund Summary section, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.”  Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.”  Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . . . .”  Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies.  Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

4.
“Other Investment Companies Risk” in the Fund Summary section provides that “[t]he Fund may invest in shares of other registered investment companies, including open-end funds, closed-end funds, business development companies, ETFs and money market funds”.  Under the “Principal Investment Strategies”, it is disclosed that the Fund may invest cash balances in money market funds.  Please revise the disclosure in the Fund Summary section to conform the Fund’s principal investment strategies and principal risks regarding its investments in other investment companies.

The Registrant has revised the disclosure under “Other Investment Companies Risk” to include the applicable investment companies that the Fund may invest in as part of the Fund’s principal investment strategies.

5.
Under the section titled “Fund Performance”, please state that prior performance of the Fund is based on a predecessor fund.  If applicable, please also disclose that the predecessor fund had lower expenses.

The Registrant has revised its current disclosure to prominently state that the Investor Class and Institutional Class shares of the Fund have adopted the performance history and financial statements of the Class A and Class I shares, respectively, of the Fund’s predecessor.  The Registrant confirms that the predecessor fund did not have lower expenses, and therefore such disclosure is not applicable.

Securities and Exchange Commission
April 3, 2012

6.
Please (a) revise the order of Form N-1A, Item 9 disclosure in the prospectus so that all Form N-1A, Item 9 disclosure is located in one place and (b) please identify and distinguish between the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund.

(a)  The Registrant confirms that Form N-1A, Item 9 disclosure is located together in the prospectus.  The disclosure found under “Additional Information About the Management of the Funds” refers to the multi-manager strategy used by the Funds, which helps the Funds achieve their respective investment objectives.  Notwithstanding the above, General Instruction C.3.(a) of Form N-1A requires that the disclosure satisfying Items 2 through 8 be presented in numerical order at the front of the prospectus.  Disclosure satisfying Item 9 would fall under Rule 421(a) of the Securities Act of 1933, as amended, which provides that information in a prospectus need not follow the order of the items or other requirements in the form.

(b)  Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections.  In this regard, the Registrant notes that the first sentence of the section titled “Additional Information About the Fund” states that the section provides a discussion of the Funds’ “principal strategies and risks.”

7.	Please provide the SEC file number on the back cover of the prospectus.

The Registrant has revised the back cover of the prospectus to include the SEC file number.

American Beacon Small Cap Growth Fund

8.
Under Principal Investment Strategies, the Fund discloses that it considers a company to be a small-cap company if it has a market capitalization, at the time of investment, of $3 billion or less.  Please provide an explanation of why $3 billion was chosen as an upper limit in the definition of small-cap companies.

The Fund considers a company to be a small-cap company if it has a market capitalization, at the time of investment, of $3 billion or less because the Adviser believes that using $3 billion as an upper limit captures a sufficient percentage of small capitalization companies.  If the Fund had set a lower figure or higher figure as an upper limit for the definition of small-cap companies, such figure likely would have had to be adjusted periodically, or even frequently, to reflect fluctuations of the capitalizations of small-cap companies.

Securities and Exchange Commission
April 3, 2012

American Beacon Mid-Cap Growth Fund

9.
Under Principal Investment Strategies, the Fund discloses that it considers a company to be a mid-cap company if it has a market capitalization, at the time of investment, between $1 billion and the market capitalization of the largest company in the Russell Midcap Index.   Please provide the market capitalization of the largest company in the Russell Midcap Index and provide the basis for the use of that number as an upper limit.

As of December 31, 2011, the market capitalization of the largest company in the Russell Midcap Index was $20.4 billion.  The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of medium capitalization companies.  The Registrant discloses that it considers a company to be a mid-cap company if it has a market capitalization, at the time of investment, between $1 billion and the market capitalization of the largest company in the Russell Midcap Index. This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other mid-cap mutual funds rely on the Russell Midcap Index to assist in defining the universe of medium market capitalization companies.  These funds include, but are not limited to: Nuveen Mid Cap Growth Opportunities Fund, a series of Nuveen Strategy Funds, Inc.; Mid Cap Growth Fund, a series of VALIC Company II; Prudential Mid-Cap Value Fund, a series of The Prudential Investment Portfolios, Inc.; Geneva Mid Cap Growth Fund, a series of Highmark Funds; and JP Morgan Intrepid Mid Cap Fund, a series of J.P. Morgan Fleming Mutual Funds Group, Inc.  The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

Securities and Exchange Commission
April 3, 2012

10.	Under the Principal Risk section, please provide Emerging Markets Risk under Foreign Exposure Risk, if applicable.

The Registrant has revised the disclosure under Foreign Exposure Risk for both Funds to include Emerging Markets Risk.

*          *          *          *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.